DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

December 5, 2008

Via U.S. Mail

Merlin Bingham, Chief Executive Officer
Metalline Mining Company
1330 E. Margaret Avenue
Coeur d'Alene, ID 83815

> **Re:** **Metalline Mining Company**
> **Amendment No. 1 to Registration Statement on Form S-3/A**
> **Filed November 17, 2008**
> **File Number 333-154631**

Dear Mr. Bingham:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to our prior comment 1. Please confirm that you also meet the eligibility requirements under General Instruction I.A.5 to Form S-3.

Calculation of Registration Fee table, cover page

2.   The "Proposed Maximum Aggregate Offering Price(1)(2)" is set forth as
        $5,385,086; however, Note (2) to the table states that the offering price is
        "unspecified . . . pursuant to General Instruction 11.0 to Form S-3". Please revise
        the note. Further, there is no "General Instruction 11.0 to Form S-3", so please
        also revise the reference accordingly.

Risk Factors

General

3.   In the introductory paragraph, you state that your securities "involve a high
        degree of risk, including among other items the risk factors described below."
        Please revise the paragraph to clarify that you have included all known material
        risks in your discussion.

4.   We note that several of your risk factors contemplate general and hypothetical
        risks as opposed to known material risks. For example, the first risk factor states
        that the Company "is subject to all the risks inherent in a new enterprise" and
        your fifth risk factor states that the Company is subject to "all of the risks inherent
        in the mining industry".   It is not clear whether these are known risks or merely
        hypothetical risks. Further, the risk factors presented should not include risks that
        could apply to any issuer or any offering. Revise the noted risk factors, and all
        other risk factors, to clarify the likelihood of the noted risk occurring and discuss
        any specific concerns that caused management to decide that the noted risk was a
        material risk factor.   For example, in the "Operational Hazards; Uninsured Risks"
        risk factor on page 9, discuss any actual losses due to operational hazards and
        uninsured risks during the past year.   See Item 503(c) of Regulation S-K.

5.   Many of your risk factors contain language such as "there can be no assurance"
        and "no assurance can be given". The risk factors must discuss the nature of the
        specific risk, rather than your ability to provide assurance. Please remove all such
        disclosure from the risk factors and make sure that all risk factors address the
        particular risk rather than your ability to offer assurance.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tracey L. McNeil at (202) 551-3392 or, in her absence, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Tracey L. McNeil

        <u>Via Facsimile</u>
        Peter Waltz, Esq.
        (303) 796-2777